Consolidated Statements of Operations and Retained Earnings
       (Unaudited - Prepared by Management)
                                               March 31       March 31
      For the three months ended               2000           1999

      Revenue                               $  49,460,626  $  31,083,691
      Cost of Sales                            36,522,099     22,635,589

      Gross Margin                             12,938,527      8,448,102

      Operating expenses:

        Salaries and benefits                   7,675,230      5,326,343
        General and administrative              2,583,182      1,558,982
        Occupancy costs                           544,196        177,386
      Earnings before depreciation,
      goodwill amortization, interest expense
      and income taxes                          2,135,919      1,385,391

        Depreciation                              451,132        334,353
        Interest expense                           86,564        105,729
      Income before income taxes
      and goodwill amortization                 1,598,223        945,309

      Income taxes                                740,937        299,318

      Income before goodwill amortization         857,286        645,991

      Goodwill amortization,
      net of taxes $6,000 (1999-nil)              272,755        130,885

      Net income                             $    584,531   $    515,106


      Net income per share - basic           $       0.03   $       0.04
      Net income per share - fully diluted           0.03           0.04

      Income per share before
      goodwill amortization - basic                  0.05           0.04
      Income per share before goodwill
      amortization - fully diluted                   0.05           0.04